UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                           Philip Services Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    718193105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                            and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 15, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO, WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                  10,947,167 (See Items 3 and 5)

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                  10,947,167 (See Items 3 and 5)

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  10,947,167 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          39.7%

14       TYPE OF REPORTING PERSON*
                          PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                  10,947,167 (See Items 3 and 5)

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                  10,947,167 (See Items 3 and 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  10,947,167 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       39.7%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  American Real Estate Holdings L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                  2,779,732 (See Items 3 and 5)

         8        SHARED VOTING POWER
                          0

         9        SOLE DISPOSITIVE POWER
                  2,779,732  (See Items 3 and 5)

         10       SHARED DISPOSITIVE POWER
                         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,779,732  (See Items 3 and 5)

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      11.0%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  American Real Estate Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                          0

         8        SHARED VOTING POWER
                  2,779,732  (See Items 3 and 5)

         9        SOLE DISPOSITIVE POWER
                         0

         10       SHARED DISPOSITIVE POWER
                  2,779,732  (See Items 3 and 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,779,732  (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    11.0%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                          0

         8        SHARED VOTING POWER
                  2,779,732  (See Items 3 and 5)

         9        SOLE DISPOSITIVE POWER
                         0

         10       SHARED DISPOSITIVE POWER
                  2,779,732  (See Items 3 and 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,779,732  (See Items 3 and 5)

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      11.0%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  Beckton Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                          0

         8        SHARED VOTING POWER
                  2,779,732  (See Items 3 and 5)

         9        SOLE DISPOSITIVE POWER
                          0

         10       SHARED DISPOSITIVE POWER
                  2,779,732  (See Items 3 and 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,779,732  (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             11.0%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                  13,726,899 (See Items 3 and 5)

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                  13,726,899 (See Items 3 and 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  13,726,899 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        48.3%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Amendment No. 2 to Schedule 13D, which was filed with the Commission on April 18, 2000, as amended on August 10, 2001, relates to the common shares, par value $0.01 per share (the "Shares"), of Philip Services Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 9700 Higgins Road, Suite 750, Rosemont, Illinois 60018.

Item 3.  Source and Amount of Funds or Other Consideration

         On November 15, 2001, in two separate privately negotiated transactions, Registrants purchased an aggregate of 364,260 Shares and an aggregate of approximately $3,526,208 principal amount of Pay In Kind Debt ("Debt") (convertible into 300,871 Shares) together with outstanding term debt of the Issuer. In one transaction, the price for the 180,545 Shares was eighty cents per share and the price for the approximately $2,363,162 face amount of Debt was 47.625% of the principal amount thereof. In the other transaction, the Debt, term debt and Shares were purchased for an aggregate dollar amount which was computed by taking all the debt purchased and multiplying by 50.5% of the aggregate principal amount thereof. The source of funding was the general working capital of High River and AREH.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended by adding the following:

         Registrants acquired the additional securities described in Item 3 pursuant to an oral non-binding understanding with Cerberus Partners L.P. ("Cerberus") to the effect that if either had the opportunity to acquire additional securities, the other would have an opportunity to acquire its agreed upon portion of such securities. Registrants had the right to acquire two-thirds and Cerberus one-third of any such securities. Such understanding continues until it is terminated by either the Registrants or Cerberus, which can occur at any time.
         From time to time, Registrants have discussed various matters relating to Issuer's business with representatives of Issuer and with other holders of securities of Issuer, including Cerberus. These matters include possible sales and/or restructuring of various portions of Issuer's business as well as Issuer's request that Registrants, as holders of Issuer's debt securities, waive various covenants in the debt instruments. Registrants expect that such discussions will continue in the future. Registrants are working toward developing proposals for the restructuring of Issuer's debt burden with a view to making Issuer's business more competitive.
         Registrants intend to seek, from time to time, depending upon price and availability, to acquire additional securities of Issuer in the open market, in privately negotiated transactions or from the Issuer. Notwithstanding the foregoing, Registrants reserve the right to dispose of their Securities, at any time and from time to time, in the open market or in privately negotiated transactions, to Issuer or otherwise.

Item 5.            Interest in Securities of the Issuer

         (a) As of the close of business on August 15, 2001, Registrants may be deemed to beneficially own, in the aggregate, (i) 13,726,899 Shares (composed of 9,591,265 Shares which Registrants own and an additional 4,135,634 Shares which Registrants would hold if the $48,469,635 principal amount of Debt held by the Registrants were fully converted into Shares), representing approximately 48.3% of the Issuer's outstanding Shares (based upon the 24,313,600 Shares provided to be outstanding as of August 10, 2001, by Issuer in Issuer's Form 10-Q filed with the SEC on August 14, 2001) and (ii) approximately $72,668,530 principal amount of the Issuer's term debt.

         (b) High River has sole voting power and sole dispositive power with regard to 10,947,167 Shares (including 3,246,849 Shares which High River would directly hold if the $38,053,075 principal amount of Debt directly held by High River were fully converted into Shares). Barberry has shared voting power and shared dispositive power with regard to 10,947,167 Shares (including 3,246,849 Shares which Barberry would indirectly hold if the $38,053,075 principal amount of Debt directly held by High River were fully converted into Shares). AREH has sole voting power and sole dispositive power with regard to 2,779,732 Shares (including 888,785 Shares which AREH would directly hold if the $10,416,560 principal amount of Debt directly held by AREH were fully converted into Shares). AREP has shared voting power and shared dispositive power with regard to 2,779,732 Shares (including 888,785 Shares which AREP would indirectly hold if the $10,416,560 principal amount of Debt directly held by AREH were fully converted into Shares). American Property has shared voting power and shared dispositive power with regard to 2,779,732 Shares (including 888,785 which American Property would indirectly hold if the $10,416,560 principal amount of Debt directly held by AREH were fully converted into Shares). Beckton has shared voting power and shared dispositive power with regard to 2,779,732 Shares (including 888,785 Shares which Beckton would indirectly hold if the $10,416,560 principal amount of Debt directly held by AREH were fully converted into Shares). Carl C. Icahn has shared voting power and shared dispositive power with regard to 13,726,899 Shares (including 4,135,634 Shares which Registrants would hold if the $48,469,635 principal amount of Debt held by the Registrants were fully converted into Shares).

         Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Beckton, American Property, AREP and Mr. Icahn, by virtue of their relationships to AREH (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which AREH beneficially owns. Each of Beckton, American Property, AREP and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants.

         On November 15, 2001, Registrants acquired in a privately negotiated transaction (i)180,545 Shares at $.80 per share or $144,436 in the aggregate and
(ii) approximately $2,363,161 principal amount of Debt for approximately $1,125,455. On November 15, 2001, Registrants acquired in a second privately negotiated transaction 183,715 Shares and approximately $1,163,043 as described more fully in Item 3 hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 4.

                                    SIGNATURE


         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.

Dated: November 21, 2001


HIGH RIVER LIMITED PARTNERSHIP

By:      Barberry Corp.
         General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory



Barberry Corp.


By:      /s/ Edward E. Mattner
         Name:  Edward E. Mattner
         Title: Authorized Signatory



American Real Estate Holdings L.P.

By:      American Property Investors, Inc.,
         General Partner


         By:      /s/ Martin Hirsch
                  Name: Martin Hirsch
                  Title: Executive Vice President


[Signature Page of Amendment 2 to Schedule 13D with respect to Philip Services Corp.]

American Real Estate Partners, L.P.


By:      American Property Investors, Inc.,
         General Partner


         By:      /s/ Martin Hirsch
         Name:  Martin Hirsch
         Title: Executive Vice President



American Property Investors, Inc.


By:      /s/  Martin Hirsch
         Name: Martin Hirsch
         Title: Executive Vice President



Beckton Corp.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory





/s/ Carl C. Icahn
Carl C. Icahn


[Signature Page of Amendment 2 to Schedule 13D with respect to Philip Services Corp.]